The following press release has been published by the filing persons on June 25, 2001:

THE DESCRIPTION CONTAINED IN THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF SUNQUEST. AT THE TIME THE TENDER OFFER IS COMMENCED, MISYS WILL FILE A TENDER OFFER STATEMENT AND SUNQUEST WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BY SUNQUEST'S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF SUNQUEST, AT NO EXPENSE TO THEM. THESE DOCUMENTS WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

                                 [PRESS RELEASE]


         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, THE REPUBLIC OF IRELAND OR JAPAN.




                                                                    25 JUNE 2001




          ACQUISITION OF SUNQUEST INFORMATION SYSTEMS INC. ("SUNQUEST")
                                       BY
                               MISYS PLC ("MISYS")



o Misys announces that it has agreed to acquire Sunquest, a market leading provider of clinical systems to hospitals and other acute care facilities in the US.

o Misys will make a cash tender offer for all of Sunquest's shares at $24 per share, valuing Sunquest at approximately $404 million. Shareholders holding approximately 76 per cent. of Sunquest's outstanding shares have committed to tender their shares.

o The acquisition of Sunquest consolidates Misys' position as a leader in US healthcare IT and expands Misys' presence into acute care.

o Sunquest is strongly positioned to benefit from the expected growth in clinical systems and adds a further dimension to Misys' strength in electronic medical records.

o The acquisition is expected to be earnings enhancing (stated before goodwill amortisation and any exceptional costs) in the year ending 31 May 2002*.

Kevin Lomax, Chairman of Misys, stated:

"The acquisition of Sunquest consolidates Misys' position as a leading provider of healthcare information systems, extending Misys' presence into the acute care market making it well placed to exploit the expected growth in clinical systems. The combination of Medic's leading position in physician practice management systems and Sunquest's strengths in the clinical environment will have broad capabilities to meet US healthcare providers' increasing requirements for information systems which improve efficiency and enhance patient care."

Dr Sidney Goldblatt, Chairman of Sunquest, stated:

"Sunquest's fit with Misys, a larger and more diverse company, is an excellent one. The acquisition of Sunquest by Misys should foster the continued success and growth of Sunquest and provide an excellent environment to preserve the culture of the company, including its strong service ethic. We believe the various stakeholders in the company - shareholders, customers and employees - will applaud this event."

ENQUIRIES:

MISYS PLC                                                  +44 (0) 20 7368 2300
Kevin Lomax
Alastair Macdonald

DRESDNER KLEINWORT WASSERSTEIN LIMITED                     +44 (0) 20 7623 8000
David Barclay
Guy Davis





Dresdner Kleinwort Wasserstein Limited, which is regulated in the United Kingdom by the Securities and Futures Authority Limited, is acting exclusively for Misys and for no one else in connection with the transaction and will not be responsible to anyone other than Misys for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited nor for providing advice in relation to the transaction and any related matters.

THE ACQUISITION

Misys, one of the UK's leading independent software groups, today announces that it has signed an acquisition agreement pursuant to which it intends to make a cash tender offer for Sunquest, a leading supplier of clinical systems to US hospitals. The tender offer of $24 per Sunquest share for the entire issued and to be issued share capital of Sunquest (NASDAQ: SUNQ) values the company at approximately $404 million (net of option proceeds) and represents a premium of approximately 63 per cent. to the Sunquest closing price of $14.74 on Friday 22 June 2001. The members of the Sunquest Board have unanimously recommended the tender offer. Certain shareholders representing approximately 76 per cent. of the existing issued ordinary share capital have committed to tender their holdings.

The acquisition will be implemented by way of a tender offer to be made by Misys for all of the Sunquest shares. Completion of the tender offer is subject to a number of customary conditions and the valid tender of at least 80 per cent. of the fully diluted Sunquest shares. Sunquest shareholders holding approximately 76 per cent. of the existing issued ordinary Sunquest shares have entered into shareholder's agreements with Misys that commit those shareholders to tender their shares and grant Misys the right to buy their shares in certain circumstances. Misys expects to commence the tender offer by early July 2001. The tender offer is expected to be completed in August 2001.

OVERVIEW OF SUNQUEST

Sunquest is a market leading provider of clinical systems to hospitals and other acute care facilities in the US. Sunquest's clinical suite of products, which comprises systems for the ancillary departments of acute care facilities (Laboratory, Radiology and Pharmacy) are installed in some 1,200 sites across the country including many leading hospitals in the US. Sunquest was co-founded in 1979 by Dr Sidney Goldblatt as a provider of Laboratory Information Systems and today is a market leader with over 1,000 installations, including 45 per cent. of all Integrated Delivery Networks ("IDNs") in the US and approximately 26 per cent. of all hospitals in the US with over 250 beds. Over the past five years, Sunquest has expanded its product range to offer a full clinical suite of Laboratory, Radiology and Pharmacy systems to its customers, and has consistently been rated as a top vendor to these segments in client surveys. Sunquest is based in Tucson, Arizona and employs over 900 people.

In the year ended 31 December 2000, Sunquest reported revenues of $120.6 million, operating income of $17.2 million, income before tax of $20.1 million and net income of $13.4 million . The total shareholders' equity of the business was $100.6 million as at 31 March 2001, including cash and short term investments (less capital lease obligations) of $65.0 million.

In 2000 Sunquest reported its results in two segments: the Core Business segment, providing clinical systems and services; and the e-Commerce segment, providing Internet-based products including ASP products. The Core Business segment showed strong operating income growth for the year ended 31 December 2000, with operating income rising to $26.3 million, an 11 per cent. increase over 1999. Growth has continued in this segment in the first three months of 2001 with operating income rising to $6.5 million, an increase of 51 per cent. as compared with the first quarter of 2000, which was adversely impacted by the millennium slow down effect. In the year ended 31 December 2000, the e-Commerce segment reported an operating loss of $9.1 million and, for the first three months of 2001, this segment reported an operating loss of $3.6 million.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

US healthcare IT expenditure is recovering strongly following its decline in 2000. Growth in software expenditure of approximately 13 per cent. annually to 2006 is projected by Dataquest, as US healthcare providers, who have historically under-invested in IT, respond to the challenges of reducing inefficiency and improving the standards and quality of care through IT investment. The requirements of recent US government legislation, in the form of the Health Insurance Portability and Accountability Act, and the benefits offered by Internet-based information systems are expected to be further drivers of US healthcare industry investment in IT.

Misys has a leading position in the US healthcare information systems market through Medic, which provides information systems at over 18,000 customer sites throughout the US. Medic's products and services include physician practice management software, electronic medical records systems, transaction processing and home healthcare products.

The acquisition of Sunquest consolidates Misys' position as a leader in US Healthcare IT and extends Misys' presence into the acute care market, which according to Dataquest represented 32 per cent. of total US healthcare expenditures in 2000. The acquisition should allow Misys to benefit from the current and expected future growth in clinical systems and adds a further dimension to Misys' strength in electronic medical records and electronic transactions processing, both of which are areas of growing importance in healthcare management. The combined entity will supply systems to some 1,200 hospitals, 85,000 physicians and 700 home healthcare agencies in the US and will employ over 2,300 people.

MANAGEMENT

Tom Skelton, Medic's CEO, will take overall charge of Misys' enlarged healthcare information systems division following the acquisition. Dr Sidney Goldblatt, Sunquest's co-founder, chairman and CEO, will relinquish his executive responsibilities following completion but will maintain a close relationship with the business. The Sunquest operational management will continue in their existing roles, reporting to Tom Skelton. As is Misys' usual practice, appropriate incentive arrangements will be put in place for Sunquest's management team.

FINANCING AND FINANCIAL EFFECTS

The acquisition is being funded from Misys' existing resources and a new medium term loan facility. The acquisition is expected to be earnings enhancing (before goodwill amortisation and any exceptional costs) in the year ending 31 May 2002* and to earn a return on investment in excess of Misys' cost of capital by the third year of ownership.

After taking account of the proposed acquisition of Sunquest and the proposed acquisition of DBS Management plc ("DBS") announced on 19 June 2001, the pro forma net debt of the Misys Group as at 30 November 2000 would have been (pound)338.8 million (on the basis described in Notes to Editors below).


* This statement should not be construed as a profit forecast or be interpreted to mean that the future earnings per share of Misys will be greater than the earnings per share of Misys for the financial year ended 31 May 2001.

ENQUIRIES:

MISYS PLC                                                   +44 (0) 20 7368 2300
Kevin Lomax
Alastair Macdonald

DRESDNER KLEINWORT WASSERSTEIN LIMITED                      +44 (0) 20 7623 8000
David Barclay
Guy Davis








Dresdner Kleinwort Wasserstein Limited, which is regulated in the United Kingdom by the Securities and Futures Authority Limited, is acting exclusively for Misys and for no one else in connection with the transaction and will not be responsible to anyone other than Misys for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited nor for providing advice in relation to the transaction and any related matters.

NOTES FOR EDITORS

SUNQUEST

Sunquest divides its operations into two business segments: Core Business and e-Commerce. Sunquest's Core Business segment consists of its clinical systems that include software licenses, related hardware, re-licensed software, re-sold software and value-added services all focused on Laboratory, Radiology and Pharmacy systems. Sunquest reported Core Business segment revenues of $120.5 million and operating income of $26.3 million for the year ended 31 December 2000. Core Business segment revenues and operating profit were $31.7 million and $6.5 million respectively for the three months ended 31 March 2001 compared to revenues of $28.7m and operating income of $ 4.3m in the three months ended 31 March 2000.

Sunquest's e-Commerce segment consists of its ASP and Internet products and web-based development. Sunquest reported e-Commerce segment revenues of $0.2 million and operating loss of $9.1 million for the year ended 31 December 2000. The e-Commerce segment revenues and operating loss were $0.1 million and $3.6 million respectively for the three months ended 31 March 2001 compared to segment revenues of zero and operating loss of $0.7m for the three months ended 31 March 2000.

MISYS

Misys is one of the world's leading applications software products companies. Misys develops and licenses a variety of application software products to customers in the international banking and securities, US healthcare, and UK retail financial services sectors. The group aims to partner with its customers to improve business processes through the development, integration and delivery of industry specific IT solutions.

For the year ended 31 May 2000, Misys reported revenues of approximately (pound)709 million and an adjusted operating profit of approximately (pound)130 million. For the six months ended 30 November 2000, Misys reported revenues of approximately (pound)413 million and an adjusted operating profit of approximately (pound)66 million.

Misys' healthcare division is a leading vendor of IT and related services to the US healthcare market and one of the top three suppliers to physicians, with over 85,000 physicians at 18,000 sites. Misys' IT solutions enable physicians to run their practices more efficiently and, therefore, offer higher levels of care to their patients. Medic has its headquarters in Raleigh, North Carolina and employs approximately 1,400 people in the US. For the year ended 31 May 2000, Medic reported revenues of approximately (pound)181 million and an adjusted operating profit of approximately (pound)31 million. For the six months ended 30 November 2000, Medic reported revenues of approximately (pound)94 million and an adjusted operating profit of approximately (pound)17 million.

Medic's strong focus on its R&D programme has strengthened the Misys healthcare product portfolio considerably and the new developments position the division well for continued growth. Sunquest's comprehensive range of products and services will assist in further improving Misys' share of the healthcare markets addressed.

Misys' pro forma net debt as at 30 November 2000 of (pound)338.8 million is based on Misys' net debt as at 30 November 2000 of (pound)44.8 million, DBS's net cash as at 31 March 2001 of (pound)21.0 million, Sunquest's net cash and short term investments of $65.0 million ((pound)46.0 million) as at 31 March 2001, the cash consideration payable for DBS's existing issued share capital of (pound)74.9 million, the cash consideration payable for Sunquest's issued share capital of $374.1 million ((pound)264.8 million), the net cost of acquiring outstanding options over DBS shares of (pound)0.1 million and the net cost of acquiring outstanding options over Sunquest shares of $29.9 million ((pound)21.2 million).



(US Dollars have been translated to Pounds Sterling using an Exchange rate of (pound)1 Sterling:USD$1.4128)